

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

September 21, 2009

Mr. Leroy Haltermann
President
Brinx Resources Ltd.
820 Piedra Vista Road N.E.
Albuquerque, New Mexico 87123

> **Re:** **Brinx Resources, Ltd.**
> **Form 10-K for the Fiscal Year Ended October 31, 2008**
> **Filed January 29, 2009**
> **File No. 333-102441**

Dear Mr. Haltermann:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief